                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

/X/  Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934

                                  GOLDCORP INC.
              ------------------------------------------------------
              (Exact name of registrant as specified in its charter)


                          COMMISSION FILE NUMBER 1-12970


     PROVINCE OF ONTARIO                                      98770100
-------------------------------                          -------------------
(State of other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                          Identification No.)


                         SUITE 2700, 145 KING STREET WEST
                         TORONTO, ONTARIO, CANADA M5H 1J9
                                  (416) 865-0326
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                   Form 20-F / /   Form 40-F /X/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the SECURITIES EXCHANGE ACT OF 1934.

                                                                Yes / /   No /X/

                             SECOND QUARTER REPORT
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998

                                 GOLDCORP INC.

               GOLDCORP IS A NORTH AMERICAN BASED GOLD PRODUCER.
                  GOLDCORP'S SHARES ARE LISTED ON THE TORONTO,
                NEW YORK AND MONTREAL STOCK EXCHANGES.  ITS HEAD
                     OFFICE IS LOCATED IN TORONTO, CANADA.

       ------------------------------------------------------------------



                                        MARKET FOR THE COMPANY'S
CORPORATE OFFICE:                       COMMON SHARES:

145 King Street West                    The Toronto Stock Exchange and
Suite 2700                              Montreal Exchange (G.A & G.B)
Toronto, Ontario                        New York Stock Exchange (GG.A & GG.B)
Canada    M5H 1J8                       Options traded on the Trans Canada
Options
Telephone:  (416) 865-0326
Facsimile:  (416) 361-5741              Shares included in the TSE 200
Shareholder enquires:  (800) 813-1412   and 300 indices
(Canada and United States)
Website:  www.goldcorp.com
Email: info@goldcorp.com

PRINCIPAL REGISTRAR AND                 CO-REGISTRAR AND
TRANSFER AGENT:                         TRANSFER AGENT:

Montreal Trust Company of Canada        The Bank of New York
151 Front Street West                   101 Barclay Street
Suite 800                               New York, New York   10286
Toronto, Ontario                        Telephone:  (212) 815-2450
Canada   M5J 2N1                        Facsimile:  (212) 815-3201
Telephone:  (416) 981-9500
Facsimile:  (416) 981-9800

GOLDCORP INC.
--------------------------------------------------------------------------------

WWW.GOLDCORP.COM                                            Suite 2700
                                                        145 King Street West
                                                         Toronto, Ontario
                                                         Canada, M5H 1J8
                                                             Telephone
                                                          (416) 865-0326
                                                             Facsimile
                                                          (416) 361-5741

                                 NEWS RELEASE

Toronto, Canada
August 12, 1998

                         1998  SECOND QUARTER RESULTS

(ALL AMOUNTS IN THIS NEWS RELEASE ARE EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED.)

OVERVIEW

GOLD

RED LAKE MINE DEVELOPMENT

- exploration continues to intersect economic mineralization

- feasibility study to be completed in mid September

- current estimates: capex $50 million; year 2000 production starts; 200,000 ounces per year; cash production cost of $150 per ounce


WHARF MINE

- higher production, up 20% for the first 6 months to 58,067 ounces (27,169 ounces produced in the second quarter)

- lower cash production cost per ounce, down 21% for the first 6 months to $190 ($187 per ounce in the second quarter)

- South Dakota approves mine expansion application; reserves increase by 100%; total permitted reserves increased to 1.3 million ounces

INDUSTRIAL MINERALS

- performance below expectations due to weaker market conditions

Goldcorp Inc. - 1998 Second Quarter Results                               Page 2
--------------------------------------------------------------------------------

FINANCIAL RESULTS

                                                    Three months ended              Six months ended
                                                              June 30,                      June 30,
                                                   1998           1997           1998           1997
                                               --------      ---------       --------      ---------
                                      (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AND PER OUNCE AMOUNTS)
Revenues                                        $  16.3          $15.9          $29.8          $30.0
Loss                                              (0.01)          (4.9)          (0.9)          (3.4)
Loss per share (fully diluted)                      nil          (0.07)         (0.01)         (0.05)
Cash flow (deficiency)  from operations             2.9            1.9            3.0           (3.2)
Cash flow (deficiency) from operations
     per share (fully diluted)                     0.04           0.02           0.04          (0.05)
Gold sales (OUNCES)                              29,896         25,100         56,896         46,400
Average realized gold price per ounce               302            343            296            342


LIQUIDITY AND CAPITAL RESOURCES

                                                   As at          As at
                                                June 30,   December 31,
                                                    1998           1997
                                             -----------   ------------
                                            (IN MILLIONS OF  U.S. DOLLARS)
Cash and short-term investments                   $10.1          $12.5
Marketable securities
   -book value                                     17.5           22.8
   -market value                                    7.6           15.4
Working capital                                    23.7           29.9


Goldcorp realized a pre-tax loss of $0.9 million on the sale of marketable securities in the second quarter ($0.5 million after-tax). For the six months ended June 30, 1998, Goldcorp realized a pre-tax loss of $2.3 million on the sale of marketable securities ($1.3 million after-tax). For the six months ended June 30, 1998, Goldcorp also recorded a further $2.7 million decline in the market value of the marketable securities. These holdings remain as available sources of additional capital for future mine expansion and joint venture opportunities.

Ongoing capital and deferred exploration and development expenditures during the first half of 1998 were $8.7 million. The remaining budgeted expenditures of approximately $3.0 million for the second half of 1998 are expected to be financed by existing working capital and internally generated cash flows.

Goldcorp Inc. - 1998 Second Quarter Results                               Page 3
--------------------------------------------------------------------------------

RED LAKE MINE

MINE PLAN

The development of the Red Lake Mine is envisioned in three phases. The feasibility study for Phase I development is expected to be completed in mid-September. The consulting firm Watts, Griffiths & McQuat Limited of Toronto has been engaged to independently audit the feasibility study and reserves. Preliminary numbers for Phase I of the mine plan contemplates mining the high grade deposit at an annual production rate of 200,000 ounces with a cash production cost of less than $150 per ounce. Under Phase I, the existing Number 1 and Number 2 shafts will be rehabilitated and a mill with an initial capacity of 600 tons per day will be constructed on site. Mining is expected to commence in the second quarter of 2000. The total initial capital expenditures is $50 million with a payback period of approximately two years.

Phase II of the mine plan contemplates concurrent mining of the high grade and the lower grade sulphide reserves with a new 7,500 foot shaft. Such a plan is contingent upon finding additional sulphide ore at the lower levels of the mine, and a sustained improvement in the price of gold. Under Phase II, the expected annual production rate is 300,000 ounces. The cash flow from Phase I is expected to finance this expansion.

The preferred method of financing for the Phase I $50 million capital expenditures is through debt.

DEFINITION DRILLING

Drilling at the Red Lake Mine has continued to define the high grade discovery zones. The focus of the drilling is to provide better geometrical definition of the high grade zones for the current feasibility study. Updated, independently audited, reserves and resource calculations of the high grade zones will be published during the third quarter.

NEW EXPLORATION TARGETS

New exploration targets have been identified on the east side of the mine property. The targets are located underground, some 1,000 to 1,400 feet east of any previous mining activity. Todate, exploration drilling from surface and from underground plus underground sampling has encountered significant sulphide mineralization in several areas contained within a vertical distance of 4,600 feet. Presently, the best assay grade was 0.54 ounces per ton over
9.1 feet and the best width was 56 feet of 0.24 ounces per ton.

Conceptually, this mineralization could represent a down plunge repetition of what has been mined since 1948. However, substantial investment in exploration drilling, development, interpretation and time is required to properly test this concept. This testing is currently in progress.

Goldcorp Inc. - 1998 Second Quarter Results                               Page 4
--------------------------------------------------------------------------------

WHARF MINE

PRODUCTION STATISTICS

                                               Three months ended              Six months ended
                                                         June 30,                      June 30,
                                              1998           1997           1998           1997
                                          --------       --------       --------       --------
Tons of ore mined (000s)                       894          1,096          2,010          2,008
Tons of waste removed (000s)                 1,249          1,590          3,540          2,550
Ratio of waste to ore                       1.40:1         1.45:1         1.76:1         1.27:1
Tons of ore processed (000s)                 1,068          1,153          2,086          2,054
Average grade of gold processed
 (OUNCES PER TON)                            0.033          0.030          0.033          0.030
Gold production (OUNCES)                    27,169         27,554         58,067         48,430
Operating cost per ounce
  Cash production cost                        $187           $235           $190           $240
  Royalties and severance taxes                 22             19             20             17
  Non-cash costs                                12             86             10             87
                                          --------       --------       --------       --------
  Total operating cost                        $221           $340           $220           $344
                                          --------       --------       --------       --------
Percentage change in total
 operating cost per ounce                       35%                          36 %
                                          --------                      --------

The Wharf Mine has continued to improve its operating performance, reducing the cash production cost per ounce by 21% to $190. Gold production target for 1998 is 105,000 ounces at a cash production cost of less than $200 per ounce and a total operating cost of $235 per ounce.

In June, the South Dakota Department of Environment and Natural Resources issued a Mining/Milling Permit for the expansion of the Wharf Mine. This permit has increased the Wharf Mine's total permitted gold reserves by 647,000 ounces to 1,275,000 ounces.

COCHENOUR MINE

Preparation of an exploration program for the 100% owned and former producing Cochenour Mine was completed in the second quarter. The 2 year, $5 million program will include compilation, stripping, mapping, structural study, ground geophysics, airborne magnetic survey and drilling. The budget for 1998 is $1.0 million.

The Cochenour Mine is located in the Red Lake mining district and shares the northwestern boundary of Placer Dome's Campbell Mine.

Goldcorp Inc. - 1998 Second Quarter Results                               Page 5
--------------------------------------------------------------------------------

INDUSTRIAL MINERAL OPERATIONS - SASKATCHEWAN MINERALS AND HAVELOCK LIME

                                                      Three months ended              Six months ended
                                                                June 30,                      June 30,
                                                     1998           1997           1998           1997
                                                 --------       --------       --------       --------
                                                              (IN MILLIONS OF  U.S. DOLLARS)
Revenues                                             $7.2           $7.3         $ 12.9          $14.2
Operating profit                                      2.0            2.3            3.7            4.6
Operating cash flow                                   2.4            2.6            4.4            5.2


Sodium sulphate sales at Saskatchewan Minerals were lower than expected during the six months ended June 30, 1998. Worldwide oversupply of sodium sulphate has driven the prices down. These conditions are expected to continue at least for the balance of 1998.

At Havelock Lime, the market for processed limestone products improved during the second quarter.

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States SECURITIES EXCHANGE ACT OF 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

FINANCIAL INFORMATION

Attached are the Consolidated Financial Statements of Goldcorp Inc. for the three and six months ended June 30, 1998.

For further information, please contact:

Rolando C. Francisco
President
(416) 865-0326
email:  info@goldcorp.com
website:  www.goldcorp.com

Stock Symbols:
TSE, ME  ("G.A"; "G.B")
NYSE  ("GG.A"; "GG.B")

Goldcorp Inc. - 1998 Second Quarter Results                               Page 6
--------------------------------------------------------------------------------

GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                  As at          As at
                                               June 30,   December 31,
                                                   1998           1997
                                             ----------   ------------
ASSETS

CURRENT ASSETS
     Cash and short-term investments            $10,064        $12,473
     Gold bullion inventory                         221            100
     Accounts receivable                          7,671          7,285
     Marketable securities                        7,640         15,445
     Inventories                                  6,701          8,102
     Deferred income taxes                        4,501          3,382
     Prepaid expenses                               839          1,507
                                             ----------   ------------
                                                 37,637         48,294

MINING INTERESTS, NET                            78,973         68,378
DEPOSITS FOR RECLAMATION COSTS                    2,043          3,135
OTHER ASSETS                                        421          2,941
                                             ----------   ------------
                                               $119,074       $122,748
                                             ----------   ------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and accrued liabilities   $11,774        $14,602
     Taxes payable                                2,122          3,785
                                             ----------   ------------
                                                 13,896         18,387
                                             ----------   ------------
PROVISION FOR RECLAMATION COSTS
     AND OTHER LIABILITIES                        6,508          6,466
                                             ----------   ------------
DEFERRED INCOME TAXES                            12,602         10,890
                                             ----------   ------------

SHAREHOLDERS' EQUITY
     Capital stock                               84,466         81,734
     Contributed surplus                          5,472          5,472
     Cumulative translation adjustment           (2,962)          (201)
     Deficit                                       (908)            --
                                             ----------   ------------
                                                 86,068         87,005
                                             ----------   ------------
                                               $119,074       $122,748
                                             ----------   ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1998 Second Quarter Results                               Page 7
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS OF  UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                    Three months ended              Six months ended
                                                              June 30,                      June 30,
                                                   1998           1997           1998           1997
                                               --------       --------       --------       --------
Revenues
     Gold bullion                                $9,069         $8,616        $16,922        $15,889
     Industrial minerals                          7,236          7,296         12,890         14,159
                                               --------       --------       --------       --------
                                                 16,305         15,912         29,812         30,048
                                               --------       --------       --------       --------
Expenses
     Operating                                   12,142         12,693         24,229         24,236
     Corporate administration                       718            922          1,618          1,861
     Depreciation and depletion                     828          2,552          1,482          4,863
     Exploration                                     90             38            182             87
                                               --------       --------       --------       --------
                                                 13,778         16,205         27,511         31,047
                                               --------       --------       --------       --------

Earnings (loss) from operations                   2,527           (293)         2,301           (999)
                                               --------       --------       --------       --------

Other income (expense)
     Interest and other income                      482            533          1,408          1,158
     Gain (loss) on marketable securities          (889)           358         (2,334)         4,122
     Increase in provision for decline
       in marketable securities                  (2,168)        (4,618)        (2,685)        (4,618)
     Interest expense
       Long-term debt                                              (76)                         (151)
       Other                                                        (4)                           (8)
                                               --------       --------       --------       --------
                                                 (2,575)        (3,807)        (3,611)           503
                                               --------       --------       --------       --------

Loss before taxes                                   (48)        (4,100)        (1,310)          (496)
Income and mining taxes (recovery)                  (36)           780           (402)         2,905
                                               --------       --------       --------       --------

Loss for the period                                $(12)       $(4,880)         $(908)       $(3,401)
                                               --------       --------       --------       --------

Loss per share
     Basic                                        $ nil         $(0.07)        $(0.01)        $(0.05)
                                               --------       --------       --------       --------
     Fully diluted                                $ nil         $(0.07)        $(0.01)        $(0.05)
                                               --------       --------       --------       --------

Weighted average number of shares
outstanding (000s)
     Basic                                       68,917         68,334         68,817         68,339
                                               --------       --------       --------       --------
     Fully diluted                               75,245         73,110         74,960         73,115
                                               --------       --------       --------       --------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1998 Second Quarter Results                               Page 8
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                    Three months ended              Six months ended
                                                              June 30,                      June 30,
                                                   1998           1997           1998           1997
                                               --------       --------       --------       --------
Cash provided by (used in)
Operating activities
   Loss for the period                             $(12)       $(4,880)         $(908)       $(3,401)
   Items not affecting cash
     Depreciation, depletion and amortization       828          2,445          1,482          5,141
     Loss (gain) on marketable securities,
       net of tax provision                         494           (198)         1,294         (2,283)
     Increase in provision for
       decline in marketable securities           2,168          4,618          2,685          4,618
     Deferred income taxes                          315            838            801          1,621
     Other                                         (454)           (38)          (984)           (75)
                                               --------       --------       --------       --------
                                                  3,339          2,785          4,370          5,621
     Change in non-cash operating
       working capital                             (481)          (921)        (1,380)        (8,816)
                                               --------       --------       --------       --------
Net cash provided by (used in)
     operating activities                         2,858          1,864          2,990         (3,195)
                                               --------       --------       --------       --------

Investing activities
     Mining interests                            (4,097)        (4,555)        (8,669)        (8,281)
     Purchases of marketable securities               9         (2,110)        (1,551)        (5,104)
     Proceeds from sale of marketable
       securities                                 2,222          1,905          3,674         19,629
     Purchases of other assets                                                                   (29)
     Acquisition of remaining Wilanour
       Resources Limited shares outstanding                                    (2,636)
     Taxes paid on sale of marketable
       securities, prior year                                       22                        (2,150)
     Decrease (increase) in deposits for
       reclamation costs                         (1,163)           (13)         1,092            (23)
                                               --------       --------       --------       --------
Net cash provided by (used in)
     investing activities                        (3,029)        (4,751)        (8,090)         4,042
                                               --------       --------       --------       --------

Financing activities
     Repayment of long-term debt                                (1,605)                       (5,658)
     Shares issued to acquire remaining
       Wilanour Resources Limited
       shares outstanding                                                       2,636
     Issue of capital stock, net                     84           (103)            96            146
                                               --------       --------       --------       --------
Net cash  provided by (used in)
     financing activities                            84         (1,708)         2,732         (5,512)
                                               --------       --------       --------       --------
Effect of exchange rate changes on cash             (13)            92            (41)           (68)
                                               --------       --------       --------       --------
Decrease in cash and
     short-term investments                        (100)        (4,503)        (2,409)        (4,733)
Cash and short-term investments
     at beginning of period                      10,164         29,777         12,473         30,007
                                               --------       --------       --------       --------
Cash and short-term investments
     at end of period                           $10,064        $25,274        $10,064        $25,274
                                               --------       --------       --------       --------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1998 Second Quarter Results                               Page 9
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   GENERAL

     The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 1997. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries.

     These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.


2.   ACQUISITION OF WILANOUR RESOURCES  LIMITED

     On February 19, 1998, the Company completed the acquisition of the remaining 57% of Wilanour Resources Limited that it did not already own, for 520,441 Class A shares and 520,441 Class A Warrants of the Company. The Class A Warrants expire on June 30,1999 and have an exercise price of C$7.25 per Goldcorp share.

                                   SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GOLDCORP INC.

                                       By /s/ Abraham N. Rubinfeld
                                          Abraham N. Rubinfeld
                                          Vice President and Legal
                                          Secretary
                                          (Duly Authorized Officer)

Date: August 19, 1998